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INAMED                                               INAMED Coporation
                                                     5540 Ekwill Street, Suite D
                                                     Santa Barbara, CA 93111
NEWS RELEASE                                         (805) 692-5400 Telephone
FOR IMMEDIATE RELEASE                                (805) 692-5432 Facsimile


Inamed Contacts:
Ilan Reich, President or
Michael Doty, Chief Financial Officer
(212) 626-6800

                      INAMED CORPORATION AGREES TO ACQUIRE
                 COLLAGEN AESTHETICS, INC. FOR $16.25 PER SHARE

Santa Barbara, California--August 2, 1999--Inamed Corporation (OTC BB:IMDC) announced today that it has agreed to acquire Collagen Aesthetics, Inc. (Nasdaq:
CGEN) for $16.25 per share in cash, for a total of approximately $142 million. The directors of both companies have unanimously approved a definitive merger agreement.

The combination of these two companies will create a global leader in plastic surgery and aesthetic medicine, with over $225 million of annual sales and a broad portfolio of products to address the needs of plastic and reconstructive surgeons, dermatologists, cosmetic surgeons and other aesthetic practitioners throughout the world. These products include Inamed's comprehensive line of saline and silicone gel filled implants for breast augmentation and reconstruction, as well as devices to treat obesity. Collagen Aesthetics' products include the flagship Zyderm(R) and Zyplast(R) collagen implants for the correction of facial wrinkles and scars.

Beginning later this week Inamed will commence a cash tender offer for all outstanding shares of common stock of Collagen Aesthetics. Following completion of the tender offer all remaining Collagen Aesthetics shares will be acquired in a cash merger at the same price. It is anticipated that these transactions will be completed by September 30, 1999.

The tender offer is subject to a majority of Collagen Aesthetics' fully diluted shares (approximately 10.2 million shares as of July 30, 1999) being validly tendered and not withdrawn, as well as the expiration of the Hart-Scott premerger notification waiting period and other customary conditions.

Neither the tender offer nor the second step merger is subject to financing contingencies. In that regard, Inamed has obtained a secured bridge loan commitment for $155 million from a group of financial institutions, which was arranged by U.S. Bancorp Libra. Inamed currently contemplates that the bridge loan will be refinanced during 1999 with the proceeds of long-term debt financing.


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Further details about the merger agreement, the tender offer and the financing will be available later this week in the SEC filings to be made by both parties at the time the tender offer commences.

Collagen Aesthetics had sales of $84 million for the twelve months ended March 31, 1999. It has no debt and over $17 million of cash. Collagen Aesthetics expects to report its financial results for the fiscal year ended June 30, 1999 by mid-August.

For the twelve months ending June 30, 1999, Inamed had sales of $144 million and cash flow (consisting of earnings before interest, taxes, depreciation and amortization) of approximately $30.5 million. As of that date Inamed had $17 million of debt and $14 million of cash. Upon completion of the tender offer Inamed will retire its existing debt, so that the combined company will have only the $155 million of bridge debt outstanding. Inamed's current equity market capitalization is approximately $375 million.

Richard G. Babbitt, Inamed's Chairman and CEO, stated: "This acquisition brings together two of the strongest and largest franchises in plastic and reconstructive surgery and aesthetic medicine. Both companies are dedicated to devoting resources to new products and to sales and marketing initiatives which will further enhance their position in the growing fields of aesthetic, plastic and reconstructive medicine."

Ilan Reich, Inamed's President, said: "We anticipate that for the fiscal year ending December 31, 2000 this acquisition will add at least $0.25 per share to Inamed's earnings on a fully taxed, fully diluted basis. But more significantly, this acquisition marks the culmination of a fifteen-month effort by Inamed to implement its strategy of diversifying into the collagen business, while leveraging its existing marketing, distribution and corporate infrastructure. We are particularly excited about having Collagen Aesthetics be the platform for accelerating the marketing of the human collagen products for facial and incontinence uses which we recently licensed from Advanced Tissue Sciences Inc. The value we see in Collagen Aesthetics reflects both its current franchise as well as the unique benefit which Inamed hopes to derive by commercializing those human collagen products faster than Collagen Aesthetics could have done based on its current R&D program."

Collagen Aesthetics was advised by Lehman Brothers Inc., which also provided a fairness opinion to the Collagen Board of Directors. Inamed was advised by Hambrecht & Quist LLC, which will be acting as dealer manager in the tender offer.

Collagen Aesthetics is maximizing its worldwide aesthetic medicine franchise and nearly two decades of physician relationships with proprietary and in-licensed products. Collagen's proprietary product line includes Zyderm(R) and Zyplast(R) collagen implants and Contigen(R) Bard collagen implant, while in-licensed products include Hylaform(R) viscoelastic gel, SoftForm(R) facial implant, Refinity(TM) Medical Skin Solutions and the Coblation(TM) dermatologic surgery system.


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Inamed is a global surgical and medical device company engaged in the development, manufacturing and marketing of medical devices for the plastic, reconstructive and aesthetic surgery markets, as well as devices to treat obesity.

This release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause Inamed's actual results in future periods to differ materially from that which is anticipated. Factors that may cause such differences include, but are not limited to, those described in Inamed's Annual Report on Form 10-K for the year ended December 31, 1998.

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